UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

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The following is a transcript of the May 13, 2008 Longleaf Partners Funds’ shareholder presentation. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Average annual total returns for the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended June 30, 2008 are as follows: Longleaf Partners Fund, (17.30)%, 7.57%, and 7.21%; S&P 500 Index, (13.12)%, 7.58% and 2.88%; Longleaf Partners Small-Cap Fund, (17.77)%, 11.14%, and 9.18%; Russell 2000 Index, (16.19)%, 10.29% and 5.53%; Longleaf Partners International Fund, (12.64)%, 12.43%, and 12.99% (since inception 10/26/98); EAFE Index, (10.61)%, 16.67%, and 6.63% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.
Mason Hawkins
First and importantly, we thank our friends at the Jewish Community Center for letting us use this terrific facility. We especially thank our friend Rabbi Micah Greenstein for asking the JCC if the Longleaf Partners Funds could have their 2008 presentation to shareholders here and Barry Wiser and his staff for all their efforts to host us. We wanted to come east this year to make it more convenient for many of you. We do plan, however, to alternate back to Bridges for the next meeting. This is the 21st consecutive year we’ve had the opportunity to review the funds’ progress with our partners. On behalf of the Trustees of the Longleaf Partners Funds and our associates at Southeastern, it’s again a privilege to welcome everyone. We’re grateful not only for your efforts to join us, but especially for your significant capital contributions into the Partners and the International Funds since we last convened. Longleaf, without exception, has the best owners in the mutual fund world.
Before Lee Harper makes her presentation, I’ll introduce Longleaf’s directors. I thought it would be appropriate this time around to do it chronologically instead of alphabetically to highlight their longstanding service. Your most capable owner-operator-trustees are: Steve Melnyk, who has been on the Board 17 years (applause); Barham Ray, 16 years (applause); Chad Carpenter, 15 (applause); Dan Connell, 11 (applause); Mars Child, 7 years (applause); your Chairman, Perry Steger, 7 years (applause); and Rex Deloach, who leads the Audit Committee, 5 years (applause). Please, please thank them all as a group for the, the work they do for shareholders (applause).

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Because of their careful stewardship and diligence and that of our lawyers, accountants, and other high quality associates, I am happy to report that Southeastern has now operated 33 years without a client lawsuit or a regulatory sanction. This unique record is attributable, I believe, to our culture of partnership investing coupled with the requirement that our employees’ retirement plan and foundation use Longleaf exclusively for their equity investing. We’re all paying attention, focused on delivering good returns with low risk with probity.
Lee will now present the three Longleaf Funds’ long-term returns as well as the short-term results which have lagged. I’ll come back up and explain why the last two down quarters have helped us. Lee.
Lee Harper
Well we’re always amazed and honored by the number of partners who come to this meeting every year to be with us. And they’re not only from the local area, which many of you are, but we have people from as far away as Florida, New York, California, and sometimes from overseas, so thank you for making the effort to be here.
The rule of thumb for about 21 years since we’ve been doing these meetings is that attendance is usually inversely proportional to recent returns. Unfortunately, we have a full house tonight. So I’ll get the bad news out of the way. In 2007, only one of the funds, the Longleaf International Fund, exceeded inflation plus 10, our goal of absolute returns. Most of the sub-par performance came in the fourth quarter of last year. Both Small Cap and International did exceed their benchmark indices. Year to date, in the first quarter of 2008 through March 31st, all three funds were down double digits. However, since April 1st, they rebounded to a large degree. These are the numbers through last Wednesday, and actually they look a little bit better now through yesterday; I haven’t seen today’s numbers. We have a long way to catch inflation plus 10 obviously, but because of our companies’ investment merits, we actually believe we have a shot at making it this year, so we’ll keep our fingers crossed.
Everyone knows that returns don’t march north in even increments, and as long-term investors, volatility is our friend. Mr. Market’s fluctuations allow us to buy businesses cheaply and to sell them at full prices when the volatility is going north. Down quarters like the last two are embedded in the long-term returns of the funds, which remain well above their benchmark indices and have approached or exceeded our absolute goal, which is substantial, of inflation plus 10 percent.
Shareholders who invested in the Partners Fund when it opened 21 years ago have endured 22 down quarters in that time and they still earned 1,241 percent cumulatively, or over 13 percent per year. Small Cap investors who started in the fund 19 years ago have endured 21 down quarters and have earned over seven times their initial investment, which translates into just under 12 percent per year. Shareholders who invested in the International Fund almost 10 years

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ago when it opened have endured 11 negative quarters and have earned 255 percent cumulatively, more than double the EAFE index and equating to an annual average return of 14.2 percent.
Those of you who attended last year’s meeting may remember that Mason discussed that we were patiently waiting for opportunities at the time. Price to values were in the 70s, cash was rising, and our on-deck list of new ideas was negligible. Mason noted that the world’s most successful investors in history, names like Medici, Rothschild, Morgan, and Buffett, have been liquidity providers in times of distress. Since last May, there’s been a great deal of market distress and, as Mason predicted, Longleaf’s five liquidity sources have greatly benefitted shareholders during this turmoil, allowing us to position the portfolios for greater long-term return.
The first source of liquidity we’ve had is the cash that we had on hand going into the volatility. You can see all three funds were holding more than one position and up to three positions worth of cash at last year’s annual meeting.
Second, as Mason mentioned, our fellow shareholders have added to the funds, enabling us to make some great investments. These substantial net flows are a testament to the quality of partners we have in the Longleaf Funds, especially when contrasted with a lot of our peers, some of whom have had billions of dollars redeemed just in the last six months. We may be biased, but we think Longleaf has the highest quality shareholders in the industry, bar none, and we’d like to thank you and give you a hand for that (applause).
As a third source of liquidity, your partners at Southeastern and the funds’ trustees have joined other shareholders in significantly adding to our stakes, largely over this last six months. We know of no other fund management firm as committed to their shareholders.
The fourth source of liquidity has been names in the portfolio that either reached appraisal or were worth trading for much more discounted and high quality businesses. You can see in the first column that over the last year, we sold a number of holdings in each of the funds. The proceeds from these sales combined with the three liquidity sources I’ve previously mentioned allowed us to buy 16 new names across the three funds and to add to a large number of positions that were among the most deeply discounted and highest quality businesses that we already owned. The funds’ available liquidity during the last six months of distress has helped us lay the foundation for successful future compounding.
The fifth source of liquidity in distressed markets does not show up in the funds’ actual portfolio holdings but has a substantial impact on our future returns. This is the liquidity at the businesses that we own in the portfolios. Over the past year, managements have used their strong balance sheets and their free cash flow coupons to aggressively purchase shares at deeply discounted levels. Repurchasing stock is not a silver bullet in management’s five capital allocation choices. However, at 50 cents on the dollar, there are rarely lower risk, higher return alternatives that

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management has. Of the 54 names that we hold across the three funds, 35 listed here have been shrinking their shares, and most of the remainder that aren’t on this list are moving in that direction or have even more compelling choices than buying their stock in right now. Mason will talk more about the positive effects of share repurchases on our ultimate outcome.
So to summarize, how have lower stock prices, liquidity to buy significantly discounted names, sales of more fully priced holdings, and share repurchases at our holdings helping us as Longleaf owners. The price to value ratios are a good quantitative measure of this. You can see that all three funds measure in the low 60s, well below where they were a year ago, and meaningfully below the 68 percent long-term average of the funds. This implies a large margin of safety in what we own as well as huge upside potential. These low P to Vs, combined with the quality of what we own and our management partners, make us incredibly excited as owners of the Longleaf Funds today. We hope that you, our fellow partners, share our enthusiasm. Mason will now elaborate more on the opportunity we have.
Mason Hawkins
As we wrote in our last quarterly report, which I understand is now in your seats, certainly on the web, and as Lee just reported, in the almost 21 years since we opened the Longleaf Partners Fund in 1987, we’ve had 22 down quarters, roughly one a year. Each has helped us improve our investing position and allowed us to partner with better managements and better businesses and at cheaper prices. Without the volatility, you can’t steal good businesses. The last two down quarters were particularly beneficial, giving us the chance to build a stronger foundation for what we believe will be exceptional compounding going forward. In fact, we think our prospective returns in all three funds from the lows in March will be better than those we produced after our price to value ratios were in the 50s in March of 2000 and in October of 2002. From those two periods of undervaluation, the funds delivered returns ranging from 30 to 50 percent in the succeeding 12 months.
We believe this time, our prospects are better because our share prices are comparably discounted from conservative appraisals, we own superior, more competitive companies, they are stronger financially and produce more free cash flow, the U.S. dollar’s decline makes our companies more attractive to foreign buyers, and a large majority of our investees are aggressively retiring their shares thereby increasing our values per share as well as our percentages of ownership in these good businesses. Somewhat perversely, we actually hope our common stocks remain discounted so our corporate management partners can repurchase more of their cheap shares from the non-believers.
I’d like to emphasize this last and most significant point before turning the presentation over to Staley. The math of discounted share repurchases is powerful. For example, if a company’s shares are worth 40 dollars today, if the stock sells for 20, and if management retires 15 percent of its shares outstanding, the new intrinsic value instantly rises to 43 and a half and the long-term returns for the owners are materially enhanced. Here’s an old slide which depicts how intelligent

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investing works for the disciplined, patient, and parsimonious long-term investor. If you by a company at half its worth, if the value grows at 12 percent per annum through the retention of its free cash flow, and if the market weighs the corporate economics fairly in year five, you compound your capital at 29 percent per year, 12 percent from the value building each year and, importantly, 17 percent from the gap between price and value closing. In slide two, if you have the same relationship between price and value as you did in the first slide, and management buys in 15 percent of its shares at the beginning of the five-year period, you can see that the intrinsic value jumps by 3 and a half dollars per share and that your annual return increases by 2 percent from 29 to 31 percent. This slide gives you the visual depiction of discounted share repurchase benefits, a better price to value relationship in the early years, the 2 percent annual return improvement, and the 77 dollar per share outcome in the, in the fifth year versus the 70 dollar number in the previous slide.
Now, try to visualize your company repurchasing 15 percent of its shares every year over the five-year period, thus retiring over half its shares. Unfortunately, we can’t show you the benefits because our graphic arts talents are limited, and the data inputs would be many and various. We can show you the impact of a 50 percent share repurchase executed at the beginning of a five-year period. This kind of capital allocation opportunity is being pursued by a number of your companies. Depending on the discounts from intrinsic value of each share repurchase, the impact on building value per share becomes enormous.
We love serial repurchasers of discounted shares. In the Partners Fund, for example, 15 of our 21 investees are repurchasing. Share repurchases return two dollars in value versus one dollar our managements could give us in dividends if the share repurchases occur at a price to value relationship of 50 percent. Furthermore, the two dollar benefit is tax deferred and continues to compound for us until we sell our shares. For those that give the appreciated stock to charity, the tax liability is avoided.
So, since we were last together, to summarize, in the past year, we have bought more of a number of financially strong, free cash flow producing, competitively entrenched, very discounted businesses for you. We have personally increased significantly our ownership in these same companies by buying a lot more Longleaf and, most importantly, our companies have further increased our ownership percentages and their values per share by retiring large amounts of their shares. Our portfolio’s metrics have rarely, if ever, been more attractive. In the ensuing years, it’s highly probable that our quotational market returns will exceed the progress of our businesses. Stay tuned. The stocks’ performance in the next few years should be most rewarding. Now Staley’s going to ask a lot of the questions that you wanted answered and I’m glad he’s going to answer them before I have to do the honor. Staley.
Staley Cates
Well I can tell that the Q and A will be interesting because I had four people in the reception hall ask me if I had any kind of protective armor and I think that is a scary sign. Our stocks have had

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a rough year since we were here last, even though most of our underlying businesses are doing fine, so I thought I would spend my time, as Mason said, answering some of the most frequently asked questions that we get.
The first one I’d like to answer is from a shareholder here in town. It reads, ‘You think you’re so great but you’re actually kind of stupid. I have all of my family’s net worth with you and you have rewarded that confidence by missing the biggest mega trend of them all — the urbanization of China and the explosive growth of other emerging markets tied to the insatiable and growing long-term demand for oil and other commodities. You don’t hold much in the way of the natural resource stocks or mining equipment producers or agricultural companies and, as a result, you’ve missed a huge market move in these areas. You’re an idiot.’ And then, ‘P.S. I’ll get the kids from soccer and we’ll see you after the meeting. Love, Your Wife Elizabeth.’
But I’d like, I would like to answer that question and a few other common ones such as, if Longleaf stocks are as great as we say, why are they currently ignored? Along those lines of our names seemingly being ignored, why is the Partners Fund five-year record about the same as the market’s at about 10 percent per year? By the way, International and Small Cap are less relevant to this discussion because the five-year performance for both of those is outstanding in absolute terms at 17 percent and 16 percent per year respectively.
So back to the questions. When will we get paid? How can you be sure we’ll get paid? What are the genuine mistakes that Longleaf has made versus the things that might be down but that can still work? And why are you so stubborn in holding things like GM and Level 3?
First, if our stuff is so cheap and so great, why is it being so ignored? It’s because of the move in oil and natural resources, in our opinion. Natural resources comprise maybe a fourth of the S&P but they’ve accounted for the vast majority of that index’s five-year return. It’s all related to the China urbanization theme and to the depreciation of our currency. Oil’s price move over the last five years from 25 bucks a barrel to 125 a barrel cannot be overstated in its importance. First, it has obviously driven the performance of its sector directly from the E&P companies to the equipment suppliers. Second, it has led to massive shifts in global wealth to the biggest emerging market winners like the Middle East, parts of Latin America, and Russia. Third, because energy is such a key cost component in the extraction or processing of so many different commodities, it has driven up the marginal cost of production of those things. That has led to soaring prices and a once-in-a-generation bull move in all types of commodities. Fourth, as energy drives transportation costs through the roof, that ripples through almost every other part of the economy. It’s even affecting the agricultural economy, as ethanol incentives affect the planting of crops. So because of oil, you have emerging markets leading the geographic pack for the past few years, you have energy companies and all kinds of other commodities leading in performance by sector, and you have almost every other kind of business taking margin hits because of it.
While we find whole China/oil/commodity/emerging theme generally over priced and over

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recognized, there are still great ways for the Partners Fund to capitalize on all of this underlying truth in low risk, high return ways and that’s even more true of the International Fund. In Partners, we have direct energy exposure through Chesapeake and Pioneer. We have the best physical networks in the world’s fastest growing economies through FedEx. We are shipping millions of computers and servers to emerging markets at Dell. Our emerging markets served by Philips are generating huge growth. Yum’s KFC China brand is bar none the best consumer brand performance in the history of China. Disney will sell products and generate growing theme park fees all over Asia for decades to come. Cemex is a huge player in emerging markets for cement, even ones like Venezuela where Chavez will be stealing our plants there. And General Motors, everybody in this room’s favorite stock, is making over 4 bucks a share in its foreign businesses led by China, Brazil, and Russia.
So the next question. We have a lot of latent value in the portfolio but how will that get recognized? Well the good news is that this is not a fashion show. People don’t have to change their tastes towards our preferences for us to have these stocks get recognized. It’s all about comparative cash yields. Other investors will end up buying our stuff like Dell because it has a 14 percent free cash flow yield that should compound at a growth rate in the double digits versus today’s bond yields of less than 4 percent that can’t grow. And as Mason presented, we don’t sweat the timing of this recognition because as long as the payoff is delayed and management takes advantage of that delay by buying back stock, that 14 percent cash flow yield can grow to 15 or 16 or 17 percent as they shrink the denominator at crazy prices.
In the short term, this is obviously painful, because by definition while it’s happening, bubble theme stocks are screaming northward, making us look like we’re missing something, but that’s the way it has always been and will always be. The long-term win is borne from short-term dislocation, and if it were psychologically easy, more people would act on it. The intrinsic value represented by Dell’s solid free cash flow yield is an intrinsic value that actually isn’t that volatile. But short-term price swings all around that value make it tough to be patient and rational so that you can be in place for the payoff, which inevitably will come suddenly and equally unpredictably. This has happened many times before in our collective careers and it will happen again because large free cash flow yields always get found. The scales of economic justice do prevail.
What about the difference between our mistakes and things like Dell where we think we’re fine despite poor stock performance? We made mistakes in the Partners Fund in UBS and Sprint. We’ve told you many times that, as humans, we’ll make our share of mistakes, but that in the value investor’s playbook, our margin of safety is designed to keep us from losing money, even when a mistake is made. So it was troubling to lose a bit of permanent capital at Sprint. We made a poorly placed bet on a management team that blew it on multiple fronts. Then we found better things to do with the money, so thankfully, we sold. UBS was not one of those better things. We never conceived that the conservative Swiss could manage to lose this much money on proprietary trading in the U.S. The worst-than-expected losses caused double damage to our value appraisal, because the company had to sell equity at a discount to value, hurting our

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appraisal by the exact opposite of the repurchase math that Mason described. Their wealth management fee business, basically the best money management that we’ve ever analyzed, can still provide a happy ending, and the new team there cleaning up the mess is a good one, but there’s no getting around the fundamental damage incurred by the balance sheet.
Dell, GM, Sun, and Level 3 have had a poor performance year, but we’d argue strongly that we’re fine on those and we view them differently than Sprint and UBS. Believe it or not, and the answer is probably not if you just read the press, these four are building their values tangibly, those values are far above the stock prices, each of them has technical accounting aspects to which analysts and journalists are ignorant, each has free cash flow generation far above current reported earnings, we trust and like the people running them, and their products are all improving rapidly.
Dell, GM, and Level 3 bring up the stubbornness question of, should we stay with these things for so long? Dell is showing strong organic revenue growth that has nothing to do with U.S. PCs but more to do with notebooks, servers, storage, and foreign markets. Cash flow growth is even higher than that revenue growth, because margins are expanding as management cuts costs. And the value is growing even faster than the cash flow because they’re buying back very cheap stock at a massive pace. GM is reporting current earnings per share that bounce around zero, consistent with the worst car market in two decades, 4 dollar gasoline, and massive mortgage losses at GMAC. International cars are making over 4 dollars per share. When GMAC quits taking write-offs from its smaller base, it should contribute 2 bucks a share. And when UAW cost cuts and post-retirement health care kick in contractually in two years, that should save the company around 4 dollars per share. Tote it all up and that’s 10 dollars of earnings power on a 20 dollar stock. Nobody cares because you’ve got to wait two years to see that and the next few quarters look dismal. Level 3 tripped up badly in their execution last year, which killed the stock, but to keep it in perspective, they still grew revenues at an 8 percent organic growth rate, a rate that any business people here would acknowledge to be still very healthy. Their operating cash flows should grow from here on out very rapidly as should the value of the network. So the common thread in these three is not our unwillingness to book a loss. If their case fundamentally deteriorated, we would sell as we did with Sprint. But if earnings power and value per share keep growing, even if those aren’t acknowledged by analysts and journalists and Mr. Market, we are going to either hold on or add.
We always try to be open and blunt with you and all of our other partners about the bad news while letting the good news take care of itself, but it’s worth pointing out that against this handful of problem children that I’ve focused on, there are almost 50 other companies in the three portfolios who are behaving mostly as we would hope.
Our CEO partners are better than they’ve ever been, partly because we get better and more informed in picking great managers, and partly because they’ve been more available than normal if they run businesses that aren’t part of today’s hot themes. In the Partners Fund, we have founding CEOs with gigantic personal stakes in Cemex, Chesapeake, Dell, FedEx, Level 3,

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Liberty, Pioneer, and Yum. That’s more than half of the portfolio in the hands of these owner-operators who are totally vested financially and more than financially in the success of these businesses. Then, at Aon, Disney, DirecTV, eBay, Philips, and Walgreen, we have CEOs who may not be the founders, but who have done hall-of-fame jobs in running operations and incredibly good capital allocation. So just under 80 percent of the Partners Fund is in the hands of management teams who don’t just pass the test as strong and ethical — they’re superstars. The best news is that we haven’t begun to get paid for most of the progress these people are making in building their intrinsic value per share.
In addition to the unprecedented quality of our managements, I’d argue that we have the best collection of businesses that we’ve ever had. The average return on capital for our companies is amazingly in the high teens, while the average price to free cash flow multiple is close to 10, compared to the general market’s price to free cash flow multiple that’s closer to 20. We haven’t paid this low a multiple for such high quality free cash flow stream since the tech bubble.
In the International Fund, the story is, is it’s incredibly strong, long-term absolute performance. This doesn’t get a lot of attention because of the previously mentioned emerging markets comparison and because we hedge currencies in a world where the dollar has cratered, which hurts our relative comparisons. But we’re extremely enthused by the bargains we own and even more so by our international team of analysts on the case. Japan continues to offer up stocks like Kyocera where we paid a price basically equal to their cash and securities and therefore got one of the world’s best and oldest ceramic businesses for free, even though it makes billions of dollars, is growing, and does double digit margins. Developed markets are offering up excellent values as the hot money in all the mutual fund flows chase the emerging markets.
In Small Cap, we have some incredible businesses that most people haven’t heard of. Fairfax continues to amaze with their investment prowess. Texas Industries has strategic cement capacity in Texas and now California that cannot be replicated. Harris Teeter, owned by Ruddick, is one of the best grocery brands we’ve ever seen. Everest Re is phenomenal in their underwriting discipline. Kaplan is a great education business that’s hidden within the better recognized but far less valuable Washington Post. And Potlatch has a terrific set of timber assets combined with other valuable real estate whose value doesn’t yet show up in the yield or FFO calculation.
Your favorite two words — in closing — all of these individual cases of excellent management teams, running great assets, and selling for ridiculously low prices are the basis of our long-term optimism. As Buffett said in a wittier way, if you’re going to be a buyer of common stocks over a lifetime, it’s great to occasionally have them on sale so you can load up. While we were not pleased with the last 12 months performance, we are happy we got the opportunity to buy some great businesses when they were on special through our chance to buy more Longleaf on favorable terms.
So with that, I will shut up and ask Mason to come back up and we’ll be happy to answer

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questions. Lee, what are the mechanics of asking? Do we have mikes?
Q: Buffett’s been basically bearish the dollar for, I don’t know, at least five years but certainly three since the Fortune article and recently at the annual meeting talked about buying companies with more earnings in non-dollar assets. What would make you re-think the idea of hedging, whether or not to hedge or not hedge, in the International Fund?
Mason Hawkins
Well first of all, our hedging has occurred predominantly against the yen in Japan, and for the 10 years that we’ve operated the Longleaf International Fund, we’ve had a, a very positive interest rate spread between yen denominated bonds and U.S. bonds, and the net result is that we’ve made about 2 percent a year because of that interest rate differential. So there’s been no cost to hedge. In fact, we’ve had a positive return because of that. We will summarize very quickly and I hope succinctly why we hedge our foreign currency exposure back to dollars. First and foremost, we buy everything in dollars. Most of our shareholder base buys most of their consumer products, everything else that’s material to them, health care costs, everything in dollars. Secondly, as we’ve indicated in some graphs tonight, we want to benefit from buying businesses at half of value, having values grow, and then having the price rise to the higher values subsequently and capture this incredible opportunity that these graphs represented. We don’t want the ephemeral, unpredictable movement of currencies to take away that investment opportunity which we think is very clear and clearly, you know, there to capture. We’re not clairvoyant enough to know how the yen-dollar relationship’s going to wash out over time. And, and we also would say, just as contrarians, when the world perceives that there’s one too few dollars for the demand for the dollar out there, you could have a pretty significant reversal. It’s clearly evident that, that people from all over the world are coming here to vacation, they’re coming across the Canadian border to go to Walmart, to buy their cars, and, and if you go to Europe, you will see the reverse. It’s very expensive. And over time, those prices equalize and, and we would submit that, versus the Euro, maybe 80 cents on the Euro was not equilibrium, but 1.55 on the Euro we think is also not equilibrium, especially when we compare our long-term productive ability in America versus the Italians and the, and the French and the Spanish and some of the Germans, so we don’t know, but at, at this point, we would say that, you know, it’s at least a 50-50 that the dollar will do okay against the Euro.
Q: Can you talk about Chesapeake Energy for a second? Capital discipline, they seem to not have it and they did have it, and now they don’t have it anymore. They claim they do all along, I guess. And the second question about Chesapeake might be, you just talked about hedging the yen. How do you think about hedging natural gas since that’s a fair part of the valuation?
Mason Hawkins

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I’m going to, I’m very prejudiced. I’m going to let Staley talk about Chesapeake because he and Ross have done most of the good work and I’ve, I’ve been a bystander that have only applauded Aubrey McClendon’s terrific prowess.
Staley Cates
Yeah, that one is a, that one’s a fun one to talk about, and I think if you look at their record, you know, you do hear that comment sometimes about do they have the capital discipline or not, or have they made wise acquisitions or not. I guess a couple things about that. One would be if you look at their long-term record, both how the value’s built or the stock price, because we don’t think those are the same thing, but both measures have been incredibly favorable because he has done such a great job, in our opinion. The other interesting thing is, when we went into Chesapeake and we talked to different people in the industry that we’ve either owned shares in or owned at the time or knew or whatever, and it would typically, comments would come back like they are not that disciplined in acquisitions and Aubrey is a cowboy and stuff like that that, implying that maybe he overpaid for natural gas per MCF. Well, what’s so interesting is a couple things. First off, just what they, what the gas price is doing now makes all of his acquisitions look incredibly favorable, but more importantly, second, even if that had never happened, because he’s really not a gas bull per se. He’s just a smart trader and he knows how to deal with volatility, so he was accused a few years ago of overpaying for reserves at two fifty in MCF. Well, if you have a price of 6 or 7 or 8 bucks in MCF, that’s going to work all day long. He was able to sell 10 dollar calls for a dollar, so he was giving up upside he’d never fathom or be after or that he didn’t need to make that a great deal and he’d be into the reserve for a net buck fifty in MCF which is a fantastic entry price, but because most of the industry does not hedge and doesn’t like hedging, all they saw was him paying two and half bucks. And then related to that, your question, the part about the hedging, that’s why he is just, he’s going to take advantage of volatility whether buying it or selling it against this reserve, I mean against this commodity that is so, so volatile by its nature, but that’s the whole opportunity in trading it, so as he says, you know, we’re going to be a price maker, not a price taker, and over the long haul, he’s just put tons of extra money in Chesapeake’s, shareholder pockets by trading it that way, so with the strip as high as it now, I would assume he’s doing more hedging than less and we’re great with that, because his core value there is, is a really cheap stock still if gas stayed at 7 or 8 and now it’s 10, so we’re very excited about it.
Mason Hawkins
For those of you that don’t know, Chesapeake is almost entirely a U.S., North American natural gas owning, energy company. And there are a number of things that attracted us to Chesapeake. Aubrey McClendon was one of the, one of those things. Secondly, the reserves were secure in North America. Thirdly, the BTU equivalency of gas versus oil is, is something that you can grasp. The BTU equivalency is about 6 to 1, 6 MCFs to each barrel of oil. So if you had 120 dollar oil, you divide it by 6, that would imply 20 dollars per MCF for gas. Gas today trades for 9 or so dollars an MCF, so intrinsically gas is selling at a big discount to oil. Number one, it

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shouldn’t because of, of its cleaner burning environmental characteristics. Number two, it shouldn’t because it’s secure politically. And number three, over time, we think it will, it will have many more uses than this, this arbitrage opportunity will be a very profitable one for us, even if we find not a single additional cubic foot of gas. So we, we like it because it’s, it was very, very undervalued to begin with. We like the fact that we found tremendous amounts of additional resources here and, and we believe that this price discrepancy will close as well.
Q: Good evening. One of the great things about Longleaf is that it requires its officers and directors to invest their own money with the rest of us and most of us are buy and hold shareholders. My question to you is, is it possible to put on a web site or otherwise notify us, not individually or by dollar amounts, of the total officers and directors and perhaps employees, how much is invested in International, how much is in Partners, and how much is in Small Cap, because that saves us a lot of time watching TV and knowing which way the market’s going.
Mason Hawkins
Julie Douglas is going to comment on that. Julie, come up. We provide that information but not in the greatest of detail.
Julie Douglas
That information is published annually in the Funds’ statement of additional information, it’s dated May 1st of ’08 and it’s on the web site. So if you look in the index or if you want me to find it for you, I’d be glad to, and it’s expressed as a percentage of the total assets.
Mason Hawkins
And you can do pretty good math, you know, percentages times dollars. It’s in the SAI. We’re the largest shareholder group amongst all of you, so we pay attention, as we said earlier.
Q: Thank you. Could you tell us what your, what the lessons that you learned from your investment in UBS and can dovetail those lessons in light of your purchase of Allied Irish Bank or Irish Allied Bank, I forgot the, the exact name. The bank seems to possess a lot of very favorable attributes but I happen to have gone, I’ve taken a gander through the financials and it’s not easy to go through those and wondering if you feel confident about their sources of revenues and income and whether there can be some blind spots in terms of off balance sheet type of issues.
Mason Hawkins
We’ll take turns on this. There are two questions. One, and Staley’s already touched on the lessons learned from UBS. I think the, as most of you know, we’ve not owned banks and we’ve waited many, many years to, to own these highly leveraged, publicly traded hedge fund

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equivalents. As you know, most banks, and the best capitalized banks have 5 or 6 percent equity, which means that they’re leveraged 20 to 1 or so. So it doesn’t leave a lot of room for one bad asset to go bad or all of a sudden your shareholders’ equity is greatly at risk. What attracted us at UBS was their money management franchise that’s nonpareil. And its long history of, of conservative stewardship by the traditional Swiss that have been very careful lenders. It turns out that they gave the pen, as we say in the insurance business, to some investment bankers in New York that invested in some very questionable and leveraged assets and asset pools and many of those, as you know, were mortgage backed securities, and we had very conservative estimates of how many of those assets we thought were bad, and as Staley indicated, we were off by about 100 percent. We thought they probably had about 20 billion dollars worth of exposure, and it turned out it was 37, and we had the double whammy of, of having the write-down plus then needing to do two equity offerings to fill the capital buckets back up. So, again, it’s, it’s been a long time since we owned a bank. That was not our intention here. We believed and still believe that the long-term growth and free cash flow generating money management and wealth management franchises will be incredibly valuable and will reward us all as shareholders in time. We are apologetic for the big hit that we took on the front end because of, of the mistakes of just a few. And anyway, on Allied Irish Banks, we like the people a lot, we trust the people a lot, we’ve known them. One of them is a, is a client. We know about their, their discipline and their, and their capital commitment, both personally and, and amongst a group of very wise people. Staley may want to elaborate.
Staley Cates
Yeah, there are two other things about Allied that, there are lessons learned at UBS that do apply to all banks and we remain not a real big fan of banks, but Allied Irish is kind of interesting in that it’s kind of, it’s a really diversified bet and it’s really more like a closed-in company owning various banks, because as you may have read as you went through their stuff, they have a big stake in M&T which is a long time Buffett-held bank that’s done a great job for a very long period, and then they have probably the best bank in eastern Europe and one of the largest in Poland that’s the most rapidly growing. So, and you have none of the funding reliance that a Wall Street firm has, that the brokers have, that UBS demonstrated. You just have much, much more stable and safe funding, and so the price we paid for Allied Irish is, is not a whole lot more than the combination of just M&T and the Polish bank, so we, we feel like we’re getting the Irish bank almost for free and yet, as Mason said, that is a really well run duopoly bank where we think the people are very unusually good.
Mason Hawkins
The sum of the parts is dramatically more than the, than the share price, and I would say that it is a bank that is a bank of old tradition where the borrower has to deal directly with the lender. They know where he lives, they know what he does, they know his income, they know his asset protection for the loan. Where this country and all of our banking problems emanated was, was because the borrower and the lender got disconnected. The lender got an origination fee, a

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service fee, and a securitization fee, and off went the loan from say Memphis to Seattle, and in fact, you know, the lender didn’t even know when the borrower left his home. And then the lender collected all these fees and the buyer of the mortgage was some security owner that, you know, that was the victim. So it was, in our way of saying it, a very irresponsible process. We talked about it at length for years and, and you know, it did come home to roost in great measure. It’s cost this country, you know, a number that starts with a T and not a B, the collection of it all.
Q: Could you share any successes or mistakes of omission in this past year? For instance, a success of omission would be not buying Bear Stearns. A mistake of omission would be not buying another oil company. It’s kind of open ended, but what’s not in the annual report that you think might be noteworthy?
Mason Hawkins
That’s a terrific question. You get judged by, in our business, by co-missions not omissions. I’ve never lost any sleep by an omission. I’ve lost a lot by co-mission. And I think Staley’d agree with that too. You know, you always can second guess yourself for not having bought something that, in hindsight, was very clear and obvious. Do you have any, any that just jump out?
Staley Cates
No, because the ones I would have you can’t prove we didn’t make, so, no, (laughter)
Mason Hawkins
We have a rule at Southeastern in our research team — no one gets paid for good ideas that don’t get executed.
Staley Cates
I guess the thing — this sounds pretty lame since we screwed up on UBS — but I think a lot of the other financial turmoil we were kind of on top of, you know, some of the, some of the brokerage firms looked cheap on the same kind of basis as the banks did. All the, everything mortgage world, whether it was, you know, the originations or the secured part of it, I think we kind of happily avoided.
Mason Hawkins
The mortgage insurance companies.
Staley Cates

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Yeah.
Mason Hawkins
The MBIAs, the Radians, the Ambacs, etcetera.
Staley Cates
It’s harder on the, on the stuff that has gone up a bunch, like say another oil and gas company or something like that. It’s, there are, of course, plenty of those that are up a ton but there, there’s not, there’s not anything that jumps to mind because some of them have done great because the commodity did, but they might not have fit our other criteria, you know, about the people and, and how we would have felt about being there long term. I ask all the front row folks. Well Jason brings up a very painful thing.
Mason Hawkins
We don’t want to talk too much about this.
Staley Cates
Yeah. This is more of a technical miss than an error, though, of, of omission, and at last year’s meeting, somebody said, what would you do if you could that you can’t? And we talked about credit, buying credit default swaps, which was just free protection on volatility and all the stuff that’s gone wrong. Happily, Prem Watsa at Fairfax made all this money and has helped us in this room with Fairfax, but we could not do that directly because those are, those are contracts, not securities. We couldn’t easily buy them. Where’s our legal counsel, Andy McCarroll?
Mason Hawkins
I’ll save Andy doing it. We, we made a great decision to buy credit default swaps when we predicted that all of this duress would take place in the financial arena. And we got our legal team, we got an accounting team, we got outside tax experts. We were told they were not securities. Number two, we would have great difficulty pricing them. And number three, we would risk violation of our investment company diversification rules under the Internal Revenue Service guidelines. So you know, again, our accountants and lawyers told us we couldn’t make money, so...
Staley Cates
... Andy is, it’s not Andy McCarroll’s fault, but there he is — I’m just joking. He didn’t do anything wrong but it was the most painful omission we have ever had.

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Mason Hawkins
We spent six months on it and I can’t tell you how many meetings, and it, it has caused us to, to really question, you know, some of the restrictions that we operate under, but it was certainly an opportunity that we properly identified that we did not capture.
Q: Could you comment on the concept of what you’ve learned about the evaluation of risk and, and given how well you analyze the risk, even though you couldn’t buy the credit default swaps, what risks we should be thinking about as investors, if 100 percent of our net worth isn’t in the three Longleaf funds. What else is out there that we should be thinking about? And the second question or part of the question, U.S. economy basically has been levering up for approximately 25 years. Could you comment on the impact of the evaluation of businesses if we are now in a massive de-leveraging, at least for the next few years.
Mason Hawkins
First on the risk question, there’s first of all business risk. You, you dispense with it by, by owning very competitively entrenched businesses. The second is financial risk. You dispense with it by avoiding a lot of leverage. The third we call pricing power risk. You want to own companies that can raise their prices faster than their costs escalate. Then, the last and the one that pertains to most of us here, all of these pertain to us, but the one that you’re most obviously aware of is market risk. There’s only one way to eliminate market risk. That’s to buy businesses at way less than they’re worth. And then on, on the de-leveraging, I agree. You know, we’re in a massive, massive de-leveraging of this, of our system. You know, the banks did SIVs, special investment vehicles, so they could escape the Federal Reserve’s reserve requirements so they could make more loans without the requisite capital. They’re, they’re gone. There are going to be no more SIVs. Number two, the banks’ capital has been eroded so they’re having to sell assets to get back into compliance with the capital ratios. Number three, the leveraged buyout funds can’t get funding, so that’s contracting. You add all this up and the greater M or the greater money supply, as economists might describe or define it, has slumped dramatically and I think that’s why you saw the Fed come to the aid of, of keeping Bear Stearns out of receivership, because it could have had a waterfall kind of effect where other, other creditors made moves to run on the banks of Merrill and Lehman etcetera, so we are in a period of massive un-leveraging, if you will. And it’s, it’s amazing how cycle after cycle, you get this extreme amount of, of leverage put in the, in the system by the lenders, you know, and you can go back and recount all those extremes. You saw it in farmland. You saw it in oil rigs and barges and in tax deferral things. You’ve seen it in leveraged buyouts. Each time there’s another, there’s another reason that banks lend in excessive amounts, so we’re in that period. We’ll probably have a couple of years of, of tough sledding as far as the economy’s concerned, because you have, have this, this un-leveraging, this pullback of lending.
Staley Cates

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I guess I’d add one thing. When you talk about other non-Longleaf vehicles, if, for that component that’s somebody’s fixed income piece, and especially if that’s a meaningful part of retirement and whatnot, you, it seems like you’d really want to be careful on how far you go out on the, you know, on the maturities, because a sub 4 percent yield on treasuries is just paying you so little, very little for inflation, very little real yield, and that’s kind of scary and it’s also, you know, we are of course biased equity people, but you know, the equity yields, if you flip over the PE, are basically 6 percent against that 3 and a half percent bond yield, and it’s rarely that out of whack. So of course we favor stocks. What would you expect? But the 6 versus 3 and a half is pretty stark and so a lot of people still have to do the 3 and a half, but what they don’t have to do is lock it in for 10 or 20 years and worry about principal loss.
Q: Holdings in the funds, and I recall in the past, you saying you, when invest in businesses you don’t understand, so did you get that much smarter or what changed so you began to understand technology?
Staley Cates
We did not get that much smarter. Unfortunately this was, we had no internal organic IQ change. What we have always said about that, going back to bubble days, is we, those are kind of two different things. Some people, some investment managers will say, we won’t buy what we can’t understand, and that’s code for, we’ll never own tech stocks. Our thing, as we’ve tried to explain it before, is there are a few things that we think we can get there on understanding, not just how the product works and the technical stuff of the then and now product set, but does it have an advantage that we think we can understand going a long period out. So in this case, I mean, in some of these cases that we own now, it does meet that test, so because of our limited horse power in our brains, of course we get help you’d expect us to get. Internally, one huge research addition has been Richard Hussey who not only functions as our own IT person but is a fantastic analyst. We use outside research sources that we think are great and proprietary that do help us on not only understanding the product but surveying customers. And so then if you kind of take it, you know, piece by piece, Dell to us is the least “techy” thing there is. I mean, you know, people worry about tech stocks cause somebody’s going to wake up tomorrow and standardize and commoditize everything. That’s exactly what Dell does, so Dell is not that worrisome. Level 3’s kind of interesting because even if, even if their day jobs went away and their alive business disappeared, there’s so much kind of dead value there, if you will, Jim Crowe would cringe if he heard me say that, but there’s so much value in their metropolitan loops and in their co-location facilities and in some of their long haul. There’s a lot of appetite for that kind of stuff, even if their business model didn’t, didn’t work out so well. Java, which is a recent one, or Sun Microsystems, is kind of interesting because it’s progressively less of a server company and more of a software company. It’s more about Solaris and Java, and that’s kind of a change that we don’t think the market’s onto at all, and Jason, Richard, some outside help they have, have done an incredible job understanding that and you should pick their brain afterwards, talk about that one. And I guess lastly, Symantec is interesting as a software company because in that one, you know, we worry about more software companies because you

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say the whole competitive obvious thing about what that software will look like in five years, but then as you probably know, in Symantec’s case, when it’s fighting all kind of viruses and threats and all kind of ever-changing things, that business model is more about what’s today’s virus or junk or whatever we’re going to fight, and it evolves all the time. There’s not just a simple, off-the-shelf software package that’s easy to compete against, so we just try to pick our spots and, but the interesting thing is because they have been kind of thrown aside as an industry, we’re paying unbelievably low multiples for free cash flow. We have very good partners at all of them and they are huge share repurchasers, not to just be mindless repurchasers, but because of what Mason said. They do their own math. They see how cheaply they sell. And for the first time, they’ve aggressively used a lot of liquidity they’ve carried around on their balance sheet.
Mason Hawkins
I’d like to say it in maybe a little different way and use Dell as the example. Dell is more an assembler, a retailer. They are not a tech company, and they are fulfilling your order that you place either on the computer or via the phone and it’s one of the best business models we’ve ever known in 35 years. You give them a wire or a credit card number. They get your money. They then promise you a product, a laptop or server, or desktop, and then they give it to you in a couple of weeks, and they wait a couple of months and then they pay Intel for the chip that makes it work. It’s the best negative working capital we’ve seen. Secondly, it has an opportunity to provide these, these products to everybody around the world and we believe that the 7 billion people or so that we, that we forecast will be buying these things at some point are going to get on the web, going to get on the net, and they’re going to have to use these products to access it. Mathematically, Dell, until today, was a 19 dollar stock. We’re happy to report it’s a 20 dollar stock. It’s 5 dollars a share and net cash on the balance sheet for the last Q that we saw. That means it’s a 15 dollar stock. There’s currently 2 dollars of free cash flow. You’re paying 7 and a half times for that. Michael Dell believes they’ll take 3 billion dollars out of the cost structure. That’s another dollar per share of free cash flow, so say, 3 dollars that you’re paying 15 for, or 5 times. We believe in 5 years, there’ll be half the shares. So that, that gets you down towards 2 times for a company that we believe can grow low double digits with pretty, a pretty high degree of probability. So we are unbelievably excited about the five-year return. Every company we look at, we look at through the lens of the DuPont model. We look at, first of all, revenues, margins, tax rate, and shares — the four predominant pieces of the DuPont model. And we apply that DuPont model to Dell, revenues are going to be dramatically higher in five years. Margins are going to be better because costs are going to come down. The tax rate’s going to be lower because more of the revenue’s going to come from foreign countries, and finally, we believe the share base will be dramatically reduced. End of story, we think we’ve got an 8 to 10 bagger here. So we are very patient and very happy that Dell has sold at this discount to allow Michael to take his 12 billion dollars and take the share base down so that we don’t have as many partners when we meet with you next year. And we’ll own a lot more of it and it’ll be a lot more valuable. So that’s not a tech company. That’s a company that’s more like an assembler, and they do a good job of it. Because of their direct to user model, they have a 200 basis point margin premium over their number one competitor, Hewlett Packard. Hewlett

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Packard will always be, in our opinion, a 200 basis point margin at deferential because they’ve got to sell their product through Walmart, Best Buy, and Circuit City. Those people demand a profit to carry those inventories and to, you know, and to be in business, so Dell’s model is truly a, a unique one.
Q: Hi. I’m invested in all three of your funds right now and I’ve noticed that the assets in the Partners Fund are over three times greater than Small Cap and International. Yet, you just showed us a slide that said since May 13, 2007, the employees of Southeastern and the foundation have invested more than 22 times the amount in the Partners Fund than Small Cap and International, and I’m not sure you can answer this question, but should I take that as a clue that you see more value in the Partners portfolio than the other two portfolios? And if you can answer that, which portfolio has the lowest price to value on average right now?
Mason Hawkins
First of all, this question comes from Sir John Templeton’s great niece, I think is the correct way to say it, Lauren Templeton. She runs her own money management firm in Chattanooga and she’s a sagacious, bright lady. I think you can take it for face value.
Q: Could you comment on any additions or subtractions to the analyst staff in the past year?
Staley Cates
The additions and subtractions of the analysts?
Mason Hawkins
No subtractions.
Staley Cates
Yeah, we introduced everybody last year and you’ve been one of our best attendees over the years, so I think you were here for that. The team is basically the same.
Q: The government and politicians ... ... don’t seem to be doing anything about it. You know, it’s like everything else, the housing prices, something’s got to give. Where do see that ..., you know, what do you think about the effect of our overall national economic status as it affects the equities market?
Mason Hawkins
We don’t know.

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Staley Cates
He got tired of the Dell answer and he’s run out of gas.
Mason Hawkins
If we did, we’d tell you, but you’re, you’re cut on the economy would be probably about as good as ours. Staley’s going to be our local economist tonight.
Staley Cates
I’m not an economist and I will not answer macro questions, but I would point out, I think a lot of the negatives that you’ve talked about are already there, you know. I think every company we talk to, it’s just, business is incredibly weak and there are not a lot of things they’re optimistic about and then a lot of the, you know, the capital kind of things that you’re talking about have obviously come to hit the banks, and then the market is a discounting mechanism, it looks ahead a lot of this and it’s obviously had a rocky year, so, so I think on the, on the first level of it, we’re already kind of muddling through some of that, but then the second, more important answer for us in this room, because we’re not macro people, we’re not economists, we’d be terrible at that if we tried and we don’t think it adds a lot of value. We just stay with each company and each stock, so he just described in detail the Dell case. We love Dell at 7 times free cash flow, maybe 5 to 4 times free cash flow if those things happen, so if we had the next tip on, you know, what the Fed will do with rates or what the next bank blowup will be or how bad GDP will be for a few quarters, we wouldn’t pass on Dell. We think that is such a great place to put your money for five years that it’s not that we’re trying to be oblivious to those things but they’re just not enough to, you know, dissuade us from buying that.
Mason Hawkins
I’d like to say it another way. Benjamin Graham
Staley Cates
Am I saying it the wrong way? That’s the second time you said that.
Mason Hawkins
Benjamin Graham probably contributed the most value to intelligent investing when he talked about the difference in, in trying to pursue the mispricing and the recurrent large swings in security prices. He talked about the difference between trying to capture those big swings through the methodology of pricing versus trying to time the market. By pricing, he meant you could move forward with your investment dollar if the price sold at a big disparity, a big

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discount, to a conservative appraisal. You could put your money out. It had 2 dollars of value for a dollar you pay. It’s secure, and as the economic scales of justice begin to weigh it properly, as Staley said earlier, you would make a very, very healthy return with almost minimal risk. If you endeavor to put your capital out by timing or, in his words, by trying to forecast, it is a very problematic undertaking and even the best forecasters are probably no better than 50, 51 percent, so it’s like flipping a coin. One delves in the, in the realm of speculation. The other is, by definition, investing — putting your capital out, knowing you’re going to get it back with a reasonable return. So you know, when we get these questions about, you know, whether the sun’s going to come up or the budget deficit’s going to be X, Y, or Z, you know, it’s, it’s all about forecasting, and we really don’t know and our guess was no better than yours, and if you don’t know, it’s kind of a false premise, it’s a false foundation, to make very significant capital allocation decisions. So you know, we don’t mean to be short with it, but it, it’s just fraught with, with bad outcomes, we think.
Q: Sitting in this venue makes me think about the fact that tomorrow will be the 60th anniversary of the modern state of Israel, which will be 60 years young, which I want to reiterate on that, to take note of the accomplishment and what has been done in such a small society, that tiny little society and how it’s been an incubator for science, commerce, and medicine. Do you see in the International Fund of a position in that part of the world in the foreseeable future?
Mason Hawkins
First of all, I want to say I share a birthday with Israel, and I’m very glad to survive 60 years. We, we had a very successful investment in Israel with, thanks to Jason Dunn, at Amdocs, with Amdocs. And we have spent a lot of time looking at Teva, the largest generic drug company and also a drug company that is, has gotten some patents recently on things that they had researched and developed. So we are not unmindful of the terrific opportunities that are there and we captured one in our International Fund in times past.
Q: ... wondering where do you ..., what do you feel about renewable energy? You know, solar, wind. Where’s your thoughts on that?
Mason Hawkins
We haven’t found anything that’s priced correctly. We do think technology solves the problem in the next 20 or 30 years, and you know, we keep a wide spectrum of, on the lookout. We look at lots of different things there and, you know, we’ve got a fantastic long-term background in the energy world, but so far, the cost to deliver energy from either wind or solar or whatever, has not become economic — without subsidy.
Staley Cates

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There are a couple of stealth things we own in that area like, you know, if you go to buy a leader in solar right now, as you know, you’re going to pay a huge PE, even though that may be fine cause it will grow so fast. Ironically, talking about Kyocera in the presentation, Kyocera is the number one ceramics maker for wind power and for solar power and so that is an interesting way to benefit from units and they’re watching it grow and, you know, a lot of people don’t even know that’s what they do, so they’re going to, they’re going to ride that wave for a long time and we literally get that for free. Another interesting thing is Philips. You know, people still think they make consumer electronics and you still see their TVs at the store and they don’t even have the economics of that anymore, even though it’s their brand. They’re more about medical and lighting. Well within their lighting business, retool and lighting for cities is one of the biggest energy savers that’s out there. It’s just a practically immediate payback, even in a politician’s time horizon. And so Philips’ lighting business is just going to explode because of that. They used to think they had a 3 or 4 percent grower there. They think they have multiples of that now and they’re one of the, you know, dominant players there. That’s a fantastic energy efficiency business that, you know, is not really known as one, so we’re going to prefer to go at it that way than pay the high prices for the obvious, you know, leaders.
Staley Cates
ACS, at which Scott has done incredible work on, is the dominant Spanish commercial construction company that, with that as a history, went into power and all kind of renewable energy that, what does, Scott, do you remember the offhand, their,
Scott: ... ... ...
Staley Cates
Largest provider of wind power, largest provider of wind power in the world. I don’t know if you heard that, but that is another kind of unrecognized. When most people think of ACS still as a construction company rather than a renewable leader and they really are, so I’m glad you mentioned that one. That’s another great one.
Mason Hawkins
Yeah, and we didn’t have to pay for it.
Q: I have two questions on Level 3, which really aren’t to the company itself but somewhat to the strategy of your funds. You said they made a mistake earlier this year, or tripped up a little bit, and you were a pretty large investor. I don’t know if it was 22 or 25 percent, and then I think you increased it further, and then I heard you say, you know, if we would have to, we’d sell some of these companies. Can you talk about exit strategy when you own that much of one company? And then also, how did Level 3 bonds ever show up in your search?

Southeastern Asset Management — 2008	Page 23

Mason Hawkins
How did the bonds — say the last part again, please.
Q: How did Level 3 bonds or any bond like that ever show up in your equity search strategy?
Mason Hawkins
Well I’m glad you asked the last one. We’ll do it first because we made about 7 to 1 on your money in Level 3’s bonds. We bought the 9 and an eighths of ‘08 at 30 cents on the dollar, sold them at par, bought them back at 60 cents, exchanged them I think for 10 and a halves of ‘09, and then sold those north of par by quite a bit. We went then down the capital structure from the senior debt to two different ownerships of convertible debt, and one of those, you know, we got it par and got out at 200. And then as the revenues and the operating cash flow numbers developed at Level 3, we became comfortable then as owners and we started buying the common stock. We think the third time’s going to be the charm. ... As far as Level 3’s understandability, I want to talk a little bit about that. It’s like a pipeline. It’s a very, very fixed cost business when you dig up the streets of America and put 13, 14 billion dollars in the ground. The politicians aren’t going to let us do it again because we cut every gas line and electric line and phone line and made everybody miserable and all the politicians got all the phone calls, so we don’t think they’re going to, we’re going to see that again, so we have a supply constrained interstate and metropolitan loop infrastructure that we don’t think is going to be easily replicable. The capital cost today might be multiples of what they did in 1997, 8, and 9 when they put this in the ground. And, and so, we believe that we have a fixed cost system that is getting filled up, and just like a pipeline, when you get through say 50 percent occupancy or you use up 50 percent of the capacity, almost every dollar that comes in over that has got a very high contribution margin. In Level 3’s case, it’s 70 percent, and we’re approaching that magical period where we blow through the fixed cost of depreciation and interest and we get into that, that payoff period, and the problem that we alluded to was that they had more demand than they could fulfill. They call it by another term, but the bottom line is, they got orders that they were having difficulty getting hooked up in time, so they had to stop and wait for the provisioning to get the line run say from the metro ring out, out there on I-40 or whatever, over here to the JCC. It takes a while to run that fiber line, hook up all the computers, and get all the phones connected and the TVs and what-have-you. So their challenge was one of prosperity, and we are grateful for that finally. We waited three years for the pricing to firm in this world. We were getting 100 percent unit growth and 50 percent price declines until recently. Now we’re still getting the 100 percent unit growth, as everybody wants to get on line and do movies on demand and ship videos around on YouTube and whatnot, so that is burning up capacity, and in many, many segments of the country, we don’t have enough, which means we’re finally getting the pricing that we’ve wanted for the last few years, and we do believe that we now have the right management team in place and obviously, you know, we’ve made a big bet. We increased our stake quite substantially, as you indicated.

Southeastern Asset Management — 2008	Page 24

Staley Cates
And then two things you mentioned. The way it hit the radar was it was always interesting to see this company where we knew the people were great. Walter Scott, you know, he’s on the Berkshire Board, he’s been incredible at Kiewit, he was the original Chairman, and Crowe and those guys had sold MFS to Worldcom. I mean, these were people with this incredible record. They’d gone on to build Level 3 and we watched just kind of comically as the stock hit literally 140 bucks a share. Never like we thought it’d be a bargain or a value, just noticing, you know, this unbelievably huge market value of 50 billion and a 140 per share. So when it crashed, literally under two bucks, and the bonds went to 40 cents, it was hard not to look at because you knew the people were for real and there must be something in the network or why would they have done all this? And at that time, when you paid 40 cents for the bonds, if you just looked through the assets, if you literally put a modest per foot amount on the co location facilities and you knew what somebody would pay for the metro rings and give nothing to the long haul, you got your bond money back, so we went in kind of a chicken way because we didn’t understand it. As far as your question about exit strategy, a percentage holding that big is obviously a mixed blessing. I mean, we don’t like being so big that we do have to worry about trading in liquidity and whatnot, but the benefit of that is, if you have great people and great assets like we do, we don’t often have a clear exit strategy because, you know, I don’t mean it facetiously, but if you knew what it’d be, then the stock wouldn’t be cheap in the first place, and usually it’s those great partners that you’re betting on that are going to be the ones to figure that out. The other benefit of the position that size is if something does go wrong, you can kind of make your case. You know, we’ve had “activist episodes”, which we don’t like doing cause it means we might not have picked a good partner on the front end, but we’ve done it pretty well and, and we can do that if we have to and you can obviously do that a lot more effectively with a bigger position, so we just try to turn the big size into an asset there.
Q: Over the past year, the Japanese courts and regulators have instituted several what I would see as several anti-shareholder measures. Are you concerned about that in terms of the potential prevention of unlocking of shareholder value in a lot of these Japanese companies in general?
Andrew McDermott
No, our, our experience in Japan has been very positive. We were involved in the Nippon Broadcasting situation where the courts ruled in our favor. I think that the, the folks at TCI who I know well have an extraordinarily effective press agent that’s been doing a good job in over-hyping what I think is a bad case at J. Power, and bad cases, hard cases make bad law. That’s a difficult asset to nationalize in any, or to privatize in any market. It’s not at all clear that other countries wouldn’t react similarly, certainly in France. If you try to take a strategic asset or even a non-strategic asset like Danone, which makes yogurt, you have a hard time getting that through. I think the untold story in Japan, and it literally was a back page story when the TCI deal that you refer to was a front page story, is that shareholders more and more are able to

Southeastern Asset Management — 2008	Page 25

exercise their rights and foreign companies are able to take over Japanese companies, either directly or indirectly. It’s very interesting that that exact day that the Financial Times focused on those anti-shareholder proposals, if you turned the page, you saw that Nippon Sheet Glass had just made a British executive its CEO, which five years ago, ten years ago, would have been unheard of, the third company that, that we’ve seen where this has happened, Sony being one and Nissan being the other, where we had a big investment. So we see an accelerating trend towards more positive moves for shareholders in Japan, and the reason it’s so exciting is that it’s become unremarkable. There certainly are going to be steps backwards. Maybe the TCI case is one, I’m not sure. I think if you turn the page, you’d see that the MacQuarie deal on the airports was not blocked. We’ve seen a number of our companies involved in M&A transactions and we know, I think if you stay tuned, that in other cases, we’ll be able to exercise our rights in the ways that you’d expect. And then in one recent case, Olympus just announced two days ago, its first share repurchase and we are its largest shareholder, and I think you can tell from Mason’s enthusiasm for share repurchases, that Ken and I, we’re spending a lot of time educating our partners in Japan on that and, and they responded by doing exactly what we’d ask, so we are more encouraged now than we’ve been in ten years, and frankly, mostly because everyone else is so down on Japan at a time when we’re seeing positive changes.
Q: You referred to a handful of stepchildren, among them was Level 3, Dell, GM. You said that regarding those stepchildren, you looked for good management, good products. You referred to some financial aspects. I believe you when you talk about Dell. I believe you when you talk about Level 3. With regards to financing, I understand the labor unrest and I guess you referred to two years down the road, we’ll see a lot of legacy costs taken care of at GM. But specifically who among management and what products are you excited about at GM?
Staley Cates
Every time we’ve always talked about GM, which has been way too many times for me frankly, we’ve always talked about their strength in trucks. They have a 60 share. They dominate trucks. The Silverado is not a new winner; that’s a long-term winner, the Suburbans, SUVs, so cars and trucks are completely different. And again at this meeting, we said many times, the car business stinks. They’ve made all their money in trucks, which of course is painful now because of that four dollar gasoline, and those products have been second to none. You see the Japanese coming after the trucks and they’re not having any success the way they did with cars. So the first thing we point to is the long-time truck success. That’s not just something recent. The second thing we point to is the launch vehicles. There’s still too little volume to matter, to be profitable, to swing the financial needle, but if you look at everything under Lutz and you look at it clinically instead of with a journalist’s bias and you look at Consumer Reports and J.D. Power and all that, they’ve done a fantastic job on cars, even though again that’s not where the money is. And the third thing they’ve done well is in those foreign markets. Just bizarrely for goofy reasons, Buick is a great brand there. Buick’s a horrible brand in the U.S. It’s a great brand in China. And the product is a good, is a very good product and it hugely dominates its segment at about 30 thousand U.S. dollars, so how, how China Buick got to be a healthy brand is its own bizarre

Southeastern Asset Management — 2008	Page 26

story, but that is a fantastic one and it makes a ton of money. Lastly, Brazil — you know, they, they dominate Brazil. They’re making way more money out of there than we ever thought they would because they execute well, they make a good product, so those are the pockets of strength. They’ve had obvious, you know, notable product lineup screw-ups, but on balance, Lutz has done a great job since he took over design.
Mason Hawkins
Yeah, I might say in Asia, the car business is a growth business. Here it’s, you know, not. And their competitive advantages there are reaping some significant profits for the company and we believe those will grow in time.
Well, we thank you very much. We’ve got the greatest partners in the world.
(Applause)

Longleaf Partners Funds

May 13, 2008

Shareholder Presentation

May 13, 2008 Shareholder Presentation Longleaf Partners Funds

Average annual total returns for the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended June 30, 2008 are as follows: Longleaf Partners Fund, (17.30)%, 7.57%, and 7.21%; S&P 500 Index, (13.12)%, 7.58% and 2.88%; Longleaf Partners Small-Cap Fund, (17.77)%, 11.14%, and 9.18%; Russell 2000 Index, (16.19)%, 10.29% and 5.53%; Longleaf Partners International Fund, (12.64)%, 12.43%, and 12.99% (since inception 10/26/98); EAFE Index, (10.61)%, 16.67%, and 6.63% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds' relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. The price-value ratio ("P/V") is a calculation that compares the prices of stocks to Southeastern's appraisal of their intrinsic values. We remind our shareholders that, while it is a useful tool, the P/V represents a single data point. To the extent a shareholder considers P/V in making an investment decision, the limits of this tool should be considered along with other factors relevant to each shareholder. The P/V's shown on the attached slide relate to securities owned by Southeastern's clients in each category (small-cap, big-cap, international), but do not reflect the P/V of each Longleaf Fund. Important Disclosure Information

2007 Returns

Partners
Small-Cap
International
20%
15%
10%
5%
0%
-5%
15.3%
2.8%
-0.4%

2007 Returns 2007 Partners -0.004 Small-Cap 0.028 International 0.153 Partners International Small-Cap

5/7/08 YTD Returns

2%
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
Partners
Small-Cap
International
-3.1%
-3.9%
-5.2%

5/7/08 YTD Returns 2008 Partners -0.031 Small-Cap -0.039 International -0.052 Partners International Small-Cap

Partners Fund Inflation + 10%* S&P 500 Index Value of $100,000 $1,341,473 $1,330,788 $733,225 Cumulative Return 1241% 1231% 673% Average Annual Return 13.1% 13.1% 10.2% Returns Since Inception (4/8/87 - 5/7/08) * Inflation numbers are through 3/31/08 Partners Fund

Small-Cap Fund Inflation + 10%* Russell 2000 Index Value of $100,000 $845,236 $1,042,616 $604,078 Cumulative Return 745% 943% 504% Average Annual Return 11.8% 13.0% 9.8% Returns Since Inception (2/21/89 - 5/7/08) * Inflation numbers are through 3/31/08 Small-Cap Fund

International Fund Inflation + 10%* EAFE Index Value of $100,000 $354,742 $315,412 $203,040 Cumulative Return 255% 215% 103% Average Annual Return 14.2% 12.8% 7.7% Returns Since Inception (10/26/98 - 5/7/08) * Inflation numbers are through 3/31/08 International Fund

Liquidity Sources
Cash in portfolios

Cash position at 4/30/07

Partners	8%
Small-Cap	16%
International	12%

Liquidity Sources Cash in portfolios Partners 8% Small-Cap 16% International 12% Cash position at 4/30/07

Liquidity Sources
Great Partners

<u>Net flows 4/30/07 -4/30/08</u>

Liquidity Sources Great Partners Partners $987mm Small-Cap $340mm International $453mm Net flows 4/30/07 -4/30/08

Liquidity Sources Southeastern Partners Partners $176mm Small-Cap $8mm International $8mm Additions by Southeastern Affiliates since 5/13/07

Liquidity Sources Eliminated Holdings New Holdings Increased Holdings LLPF 6 4 8 LLSC 3 5 6 LLIN 6 8 4 Changes in holdings since 5/14/07

Liquidity Sources ACS Everest Re Liberty Entertainment Sun Aon Fairfax Millea Symantec Daiwa Fair Isaac Markel TDS Dillard's Hilb, Rogal & Hobbs NipponKoa Walgreen Dell IDT Olympus Washington Post Del Monte IHOP Odyssey Re Willis Disney Ingersoll-Rand Philips Worthington DirecTV Liberty Capital Pioneer Natural Yum! eBay Liberty Interactive Ruddick Share Repurchases in last year

Improved Price-to-Value Ratios

100%
90%
80%
70%
60%
50%
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Small Cap 63%
International 63%
Big Cap 61%

Improved Price-to-Value Ratios 5/1/2007 6/1/2007 7/1/2007 8/1/2007 9/1/2007 10/1/2007 11/1/2007 12/1/2007 1/1/2008 2/1/2008 3/1/2008 4/1/2008 5/1/2008 Partners 0.73 0.76 0.75 0.71 0.69 0.7 0.72 0.66 0.64 0.6 0.59 0.59 0.61 Small Cap 0.79 0.81 0.78 0.75 0.74 0.74 0.74 0.67 0.66 0.64 0.59 0.58 0.63 International 0.76 0.78 0.77 0.73 0.73 0.75 0.81 0.73 0.7 0.62 0.6 0.59 0.63 Small Cap 63% International 63% Big Cap 61%

Return on Intelligent Investing

Value or Price per share
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$70
12% Growth of Intrinsic Value / Share – no repurchase
29% Compound Annual Return
Market Price / Share
Year 1
Year 2
Year 3
Year 4
Year 5

20 20 40 Year 1 24 22.631579 42.2 27 25.263158 42.4 32 27.894737 43 34.5 30.526316 42.5 Year 2 33.25 33.157895 43.4 32.5 35.789474 47 29.86 38.421053 48.7 31.8 41.052632 52.4 Year 3 39 43.684211 51.2 39 46.31579 51.2 46.75 48.947369 53.98 44 51.578948 55 Year 4 44.6 54.210527 57.8 41.1 56.842106 58 39.89 59.473685 61 46.5 62.105264 67 Year 5 48.3 64.736843 66 12% Growth of Intrinsic Value / Share - no repurchase Market Price / Share Value or Price per share 29% Compound Annual Return $70 Return on Intelligent Investing This chart does not reflect the performance of any particular security. Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches full appraisal, we will have compounded our investment 29% per year. Two-thirds of the returns comes from closing the gap between price and value.

Return on Initial Share Repurchase

Value or Price per share
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
12% Growth of Intrinsic Value / Share – After 15% Repurchase
31% Compound Annual Return
Market Price / Share
$77
$70
Year 1
Year 2
Year 3
Year 4
Year 5

20 20 43.5 Year 1 24 22.98421053 45.8925 27 25.96842105 46.11 32 28.95263158 46.7625 34.5 31.93684211 46.21875 Year 2 33.25 34.92105263 47.1975 32.5 37.90526316 51.1125 29.86 40.88947368 52.96125 31.8 43.87368421 56.985 Year 3 39 46.85789474 55.68 39 49.84210526 55.68 46.75 52.82631579 58.70325 44 55.81052632 59.8125 Year 4 44.6 58.79473684 62.8575 41.1 61.77894737 63.075 39.89 64.76315789 66.3375 46.5 67.74736842 72.8625 Year 5 48.3 70.73157895 71.775 Market Price / Share Value or Price per share 12% Growth of Intrinsic Value / Share - After 15% Repurchase 31% Compound Annual Return $70 $77 Return on Initial Share Repurchase This chart does not reflect the performance of any particular security. The assumptions for the example above are the same as in the previous slide, with the addition of a 15% share re-purchase at the beginning of the five year period.

Return Impact of Initial Share Repurchase

Value or Price per share
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$106
$77
$70
12% Growth of Intrinsic Value / Share – After 50% Repurchase
39.5% Compound Annual Return
Market Price / Share
Year 1
Year 2
Year 3
Year 4
Year 5

20 20 60.4 Year 1 24 24.510526 63.722 27 29.021052 64.024 32 33.531578 64.93 34.5 38.042104 64.175 Year 2 33.25 42.55263 65.534 32.5 47.063156 70.97 29.86 51.573682 73.537 31.8 56.084208 79.124 Year 3 39 60.594734 77.312 39 65.10526 77.312 46.75 69.615786 81.5098 44 74.126312 83.05 Year 4 44.6 78.636838 87.278 41.1 83.147364 87.58 39.89 87.65789 92.11 46.5 92.168416 101.17 Year 5 48.3 96.678942 99.66 Market Price / Share Value or Price per share 12% Growth of Intrinsic Value / Share - After 50% Repurchase 39.5% Compound Annual Return $70 $77 $106 Return Impact of Initial Share Repurchase This chart does not reflect the performance of any particular security. The assumptions for the example above are the same as in the previous slides, with the addition of a 50% share re-purchase at the beginning of the five year period.